03012355

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65367

RECEIVED MAR - 3 2003 181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/08/2002 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GS Capital Management, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3343 Peachtree Rd. NE, Suite 1445 East Tower
(No. and Street)

Atlanta (City) GA (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig F. Magher (404) 233-4429
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett Thrasher PC
(Name—*if individual, state last, first, middle name*)

3330 Cumberland Blvd. SE, Suite 100 (Address) Atlanta (City) GA (State) 30339 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig F. Magher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GS Capital Management, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

PATRICIA STRIPLING NOTARY EXPIRES GEORGIA FEB. 19, 2004 PUBLIC COBB COUNTY

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this fling, see section 240.17a-5(e)(3).*

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BENNETT | THRASHER

A Professional Corporation
Certified Public Accountants
& Consultants

3330 Cumberland Boulevard
Suite 100
Atlanta, Georgia 30339

P 770.396.2200
F 770.390.0394
www.Bennett-Thrasher.com

Independent Auditors' Report

To the Members and Board of Managers of
GS Capital Management, LLC

We have audited the accompanying statement of financial condition of GS Capital Management, LLC as of December 31, 2002 and the related statements of operations, members' equity and cash flows for the period from inception (April 8, 2002) through December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GS Capital Management, LLC as of December 31, 2002 and the results of its operations and its cash flows for the period from inception (April 8, 2002) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bennett Thrasher PC

January 16, 2003

GS Capital Management, LLC

Statement of Financial Condition
December 31, 2002

Assets		
Cash	$	9,317
Commissions receivable		89,637
Deposit		167
	$	99,121
Liabilities and Members' Equity		
Liabilities:		
Accounts payable	$	1,125
Payable to related party		45,299
Total liabilities		46,424
Members' equity		52,697
	$	99,121

See accompanying notes to financial statements.

GS Capital Management, LLC

Statement of Operations
For the Period From Inception (April 8, 2002) Through December 31, 2002

Revenue:	
Commission revenue	$ 253,325
Expenses:	
Management fees	204,269
Professional fees	25,231
Miscellaneous expense	1,128
	230,628
Net income	$ 22,697

See accompanying notes to financial statements.

GS Capital Management, LLC

Statement of Members' Equity
For the Period From Inception (April 8, 2002) Through December 31, 2002

		Members' Equity
Balance at April 8, 2002	$	-
Capital contributions		30,000
Net income		22,697
Balance at December 31, 2002	$	52,697

See accompanying notes to financial statements.

GS Capital Management, LLC

Statement of Cash Flows
For the Period From Inception (April 8, 2002) Through December 31, 2002

Cash flows from operating activities:		
Net income	$	22,697
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
Increase in commissions receivable		(89,637)
Increase in deposit		(167)
Increase in accounts payable		1,125
Increase in payable to parent		45,299
Net cash used in operating activities		(20,683)
Cash flows from financing activities:		
Capital contributions		30,000
Net cash provided by financing activities		30,000
Net increase in cash		9,317
Cash at beginning of period		-
Cash at end of period	$	9,317

See accompanying notes to financial statements.

Note 1: Description of the Business and Summary of Significant Accounting Policies

Formation of Company

GS Capital Management, LLC (the Company) was formed effective April 8, 2002 as a limited liability company under the provisions of the Georgia Limited Liability Company Act (the Act). The terms of formation were specified by an operating agreement. Pursuant to the operating agreement, the initial capital contribution was $15,000. During the period ended December 31, 2002 (referred to herein as 2002), additional equity of $15,000 was contributed.

Members and their respective ownership percentages at December 31, 2002 were as follows:

Craig F. Magher	51%
William E. Huger III	49%
	100%

In accordance with the operating agreement, except as otherwise specifically provided for in the Act, the liability of the members is generally limited to their capital contributions. After admission, the members are not obligated, but under certain circumstances may be permitted, to contribute additional funds or make loans to the Company. The operating agreement also contains provisions that restrict the transfer of ownership interests except under certain circumstances, establish a buy/sell arrangement between the two current members and permit the admission of new members upon approval of all managers. The Company is managed by a Board of Managers, which currently consists of the two members.

In accordance with the operating agreement, net income, losses and distributions are allocated in relation to ownership percentages.

Subsequent to December 31, 2002, the operating agreement was amended so that net income, losses and distributions are allocated among the members on an equal basis.

Description of the Business

The Company is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and Securities Investor Protection Corporation (SIPC).

The Company's sole source of revenue is commissions earned from alternative investment vehicles, principally hedge fund partnerships (the Funds). These commissions are generally based on a contractual percentage of fees earned by the Funds from the investors introduced to the Funds by the Company; such fees in turn are generally based on a percentage of the investors' investments in the Funds. The Company operates a single office in Atlanta, Georgia.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenue is received periodically but is recognized as earned on a pro rata basis over the terms of the contracts with the Funds. Commissions receivable are unsecured and are generally due to the Company within a specified number of days after the Funds receive the fees from the investors in the Funds. The Company performs on-going credit evaluations of its clients and maintains an allowance for doubtful accounts when considered necessary.

Major Clients

During 2002, approximately 88% of commission revenue related to three clients.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Accordingly, no provision or benefit for federal or state income taxes is necessary since income, losses and credits are reported on the members' income tax returns.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash is held in demand accounts at financial institutions and cash balances may exceed the federally insured amounts.

Note 2: Related Party Transactions

Global Strategies, LLC (Global Strategies), a company related through common ownership, provides personnel, facilities and office expenses for the Company under a management agreement that expires on August 31, 2003; the management agreement is subject to automatic renewal unless terminated by either party. The agreement specifies that the Company pay a management fee equal to 90% of the prior month's net income, as defined, excluding the management fee. Notwithstanding, management fees may be reduced or waived for any month where necessary to ensure that adjusted net capital, as defined by NASD, does not fall below 120% of the Company's minimum net capital requirement and/or the ratio of the Company's aggregate indebtedness to net capital does not exceed 1200% as defined by the NASD. Management fees expense totaled $204,269 in 2002, of which $45,299 was payable at December 31, 2002.

Note 3: Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 4: Commitments

During 2002, the Company entered into a consulting agreement with an unrelated party to receive assistance in the NASD membership process and to receive additional services upon mutual verbal agreement for a period of one year ending March 24, 2003. Compensation for the consulting services is made in accordance with the terms specified in the agreement. The agreement automatically renews each year unless terminated with at least 30 days written notice.

Note 5: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 8 to 1 for the twelve months after commencing business as a broker dealer and 15 to 1 after that period. At December 31, 2002, the Company had net capital of $52,530, which was in excess of its required net capital.

* * * * *

Supplemental Information

GS Capital Management, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2002

Total members' equity	$	52,697
Deduct amounts not allowable for net capital		
Deposit		167
Total members' equity qualified for net capital		52,530
Net capital	$	52,530

Note: There were no material differences between the calculation of net capital per Part IIA of the Focus Report as of December 31, 2002 and the calculation of net capital per the audited financial statements as of December 31, 2002 of GS Capital Management, LLC.

See independent auditors' report and accompanying notes to financial statements.

GS Capital Management, LLC

Exemption from SEC Rule 15c3-3
December 31, 2002

Exemption from SEC Rule 15c3-3 is claimed under Reg. Section 240.15c3-3(k)(2).

See independent auditors' report and accompanying notes to financial statements.

BENNETT | THRASHER

B | T

A Professional Corporation
Certified Public Accountants
& Consultants

3330 Cumberland Boulevard
Suite 100
Atlanta, Georgia 30339

P 770.396.2200
F 770.390.0394
www.Bennett-Thrasher.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Members and Board of Managers of
GS Capital Management, LLC

In planning and performing our audit of the financial statements and supplemental schedules of GS Capital Management, LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

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disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, members, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Brunett Thrasher PC

January 16, 2003